GREENBERG TRAURIG
                                Metlife Building
                           200 Park Avenue, 15th Floor
                             New York New York 10166



Spencer G. Feldman
(212) 801-9221

                                                                    June 8, 2005

VIA FACSIMILE, FIRST CLASS MAIL AND EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
Washington, D.C.  20549
Attn:    Ms. Peggy Kim, Senior Counsel and
         Mr. David Roberts, Staff Attorney
         Mail Stop 0409

                  Re: Protocall Technologies Incorporated (the "Company") Registration Statement on Form SB-2 (No. 333-122007)

Ladies and Gentlemen:

     On behalf of the Company, we hereby request that the above-referenced Registration Statement be withdrawn at this time. The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company's decision to withdraw the Registration Statement was made in response to unfavorable market conditions and certain business changes involving the Company.

     In accordance with Rule 477 under the Securities Act of 1933, as amended, and certain telephone interpretations of the staff, the Company respectfully requests that the registration filing fee previously paid in connection with the Registration Statement be carried forward and taken into account in any subsequent Securities Act filing.

     Please do not hesitate to contact me (tel: 212-801-9221) or Andrew H. Abramowitz of this office (tel: 212-801-6752) if you have any questions regarding this letter.

                                           Very truly yours,

                                           /s/ Spencer G. Feldman
                                           Spencer G. Feldman
SGF/dp